Via Facsimile and U.S. Mail
Mail Stop 6010

February 20, 2007

Mr. Donald J. Zuk
President and Chief Executive Officer
SCPIE Holdings, Inc.
1888 Century Park East
Los Angeles, CA 90067

Re: SCPIE Holdings, Inc.
           Form 10-K for the Year Ended December 31, 2005
           Filed March 23, 2006
           File No. 001-12449

Dear Mr. Zuk:

        We have completed our review of your Form 10-K and have no further comment at this time.

                                                    Sincerely,

                                                    Jim Atkinson
                                                    Accounting Branch Chief